

02037350

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2002
WASH, D.C.
155
SECTION

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2002



**CF CABLE TV INC.**
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __________ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes __________ No ____X____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-__________.]

**CF CABLE TV INC.**
Filed in this Form 6-K

Documents index

1. Consolidated Financial Statements of CF Cable TV Inc. for the year ended December 31, 2001; and
2. Management Discussion and Analysis for the year ended December 31, 2001.



Consolidated Financial Statements of

# CF CABLE TV INC.

Year ended December 31, 2001

# CF CABLE TV INC.

Consolidated Financial Statements

Year ended December 31, 2001

## Financial Statements


Auditors' Report ..... 1

Consolidated Statements of Operations ..... 2

Consolidated Statements of Deficit ..... 3

Consolidated Balance Sheets ..... 4

Consolidated Statements of Cash Flows ..... 5

Notes to the Consolidated Financial Statements ..... 6 - 28



KPMG LLP
Chartered Accountants
2000 McGill College Avenue
Suite 1900
Montréal Québec H3A 3H8

Telephone (514) 840-2100
Telefax (514) 840-2187
www.kpmg.ca

# AUDITORS' REPORT

**TO THE MANAGEMENT OF**
**CF CABLE TV INC.**

We have audited the consolidated balance sheet of CF Cable TV Inc. as at December 31, 2001 and the consolidated statements of operations, deficit and cash flows for the year then ended. These financial statements are the responsibility of the companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of CF Cable TV Inc. as at December 31, 2001, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The figures presented as at and for the years ended December 31, 2000 and 1999 have not been audited.

KPMG LLP

Chartered Accountants

Montréal, Canada

January 21, 2002





# CF CABLE TV INC.

Consolidated Statements of Operations

Year ended December 31, 2001, with comparative figures for 2000 and 1999
(in thousands of dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| Operating revenue | $ 168,244 | $ 165,762 | $ 164,376 |
| Direct costs | 47,111 | 44,972 | 41,887 |
| | 121,133 | 120,790 | 122,489 |
| Operating and administrative expenses | 54,305 | 62,883 | 60,661 |
| Operating income before depreciation and amortization | 66,828 | 57,907 | 61,828 |
| Depreciation and amortization (note 3) | 20,043 | 18,186 | 13,001 |
| Operating income | 46,785 | 39,721 | 48,827 |
| Financial expenses (note 4) | 24,955 | 22,663 | 38,847 |
| Other items (note 5) | 2,414 | 27,627 | 906 |
| | 19,416 | (10,569) | 9,074 |
| Income taxes (note 6): | | | |
| Current | 720 | 1,307 | 1,028 |
| Future | 7,127 | (4,443) | 4,752 |
| | 7,847 | (3,136) | 5,780 |
| | 11,569 | (7,433) | 3,294 |
| Share in the results of a company subject to significant influence | 212 | 200 | – |
| Non-controlling interest in a subsidiary | (13) | (127) | (157) |
| Income (loss) before amortization of goodwill | 11,768 | (7,360) | 3,137 |
| Amortization of goodwill | 4,911 | 4,911 | 4,623 |
| Net income (loss) | $ 6,857 | $ (12,271) | $ (1,486) |

See accompanying notes to consolidated financial statements.

# CF CABLE TV INC.

Consolidated Statements of Deficit

Year ended December 31, 2001, with comparative figures for 2000 and 1999
(in thousands of dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| Balance at beginning of year: | | | |
| As reported | $ (51,895) | $ (39,656) | $ (38,170) |
| Cumulative effect of accounting changes (note 1 (b)) | – | 32 | – |
| As restated | (51,895) | (39,624) | (38,170) |
| Net income (loss) | 6,857 | (12,271) | (1,486) |
| Balance at end of year | $ (45,038) | $ (51,895) | $ (39,656) |

See accompanying notes to consolidated financial statements.

# CF CABLE TV INC.

Consolidated Balance Sheets

December 31, 2001, with comparative figures for 2000
(in thousands of dollars)

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| **Assets** | | |
| Fixed assets (note 7) | $ 194,670 | $ 191,256 |
| Goodwill (note 8) | 167,892 | 172,803 |
| Deferred charges (note 9) | 14,527 | 7,458 |
| Investments | 212 | 221 |
| Future income taxes (note 6) | 3,807 | 3,683 |
| Cash | 191 | 113 |
| Accounts receivable | 118 | 401 |
| Income taxes recoverable | 370 | – |
| Amounts receivable from affiliated companies | 15,644 | 7,062 |
| Advances to parent company | 733 | 733 |
| Prepaid expenses and other current assets | 925 | 1,701 |
| | $ 399,089 | $ 385,431 |
| **Liabilities** | | |
| Long-term debt (note 10) | $ 124,328 | $ 142,069 |
| Due to parent company (note 11) | 25,969 | 25,969 |
| Issued and outstanding cheques | 160 | 1,137 |
| Accounts payable and accrued liabilities | 17,711 | 19,946 |
| Income taxes payable | – | 208 |
| Amounts payable to affiliated companies (note 12) | 914 | 208,460 |
| Deferred revenue and prepaid services | 22,505 | 23,648 |
| Future income taxes (note 6) | 15,640 | 8,389 |
| Non-controlling interest in a subsidiary | 1,900 | 2,500 |
| | 209,127 | 432,326 |
| **Shareholder's Equity (Deficiency)** | | |
| Share capital (note 13) | 235,000 | 5,000 |
| Deficit | (45,038) | (51,895) |
| | 189,962 | (46,895) |
| Contingencies (note 17) | | |
| | $ 399,089 | $ 385,431 |

See accompanying notes to consolidated financial statements.

On behalf of the Board:

______________________ Director

______________________ Director

# CF CABLE TV INC.

Consolidated Statements of Cash Flows

Year ended December 31, 2001, with comparative figures for 2000 and 1999
(in thousands of dollars)

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 6,857 | $ (12,271) | $ (1,486) |
| Adjustments for the following items: | | | |
| Depreciation and amortization (notes 3 and 4) | 26,107 | 25,390 | 22,922 |
| Future income taxes | 7,127 | (4,443) | 4,752 |
| Share in the results of a company subject to significant influence | (212) | (200) | – |
| Non-controlling interest in a subsidiary | 13 | 127 | 157 |
| Loss (gain) on disposal of investments | – | (50) | 821 |
| Net premium and write-off of financing costs and charges upon early redemption of long-term debt (note 5) | 1,602 | 7,865 | – |
| Capitalized interest expense on subordinated debt payable to the parent company | – | (2,976) | 2,188 |
| Other | (298) | (622) | 1,501 |
| Cash flows from operations | 41,196 | 12,820 | 30,855 |
| Net change in non-cash operating items (note 14) | (882) | 7,533 | (6,980) |
| Cash flows from operating activities | 40,314 | 20,353 | 23,875 |
| Cash flows from investing activities: | | | |
| Acquisition of fixed assets | (22,534) | (43,671) | (43,691) |
| Acquisition of goodwill | – | – | 153 |
| Business acquisitions, net of cash | – | – | (3,589) |
| Net change in deferred charges | (1,648) | (265) | (264) |
| Proceeds on disposal of investments | – | 550 | – |
| Proceeds on disposal of fixed assets | 111 | 7,108 | 829 |
| Cash flows from investing activities | (24,071) | (36,278) | (46,562) |
| Cash flows from financing activities: | | | |
| Repayment of long-term debt | (26,370) | (183,706) | (216) |
| Amounts due to affiliated companies | (217,942) | 206,598 | (62,098) |
| Issuance of shares | 230,000 | – | – |
| Premium on redemption of long-term debt | (263) | (7,499) | – |
| Acquisition of non-controlling interest | (600) | – | – |
| Other | (13) | (127) | (157) |
| Cash flows from financing activities | (15,188) | 15,266 | (62,471) |
| Net change in cash and cash equivalents | 1,055 | (659) | (85,158) |
| Cash and cash equivalents at beginning of year | (1,024) | (365) | 84,793 |
| Cash and cash equivalents at end of year | $ 31 | $ (1,024) | $ (365) |
| Cash and cash equivalents are comprised of: | | | |
| Cash | $ 191 | $ 113 | $ 250 |
| Issued and outstanding cheques | (160) | (1,137) | (615) |
| | $ 31 | $ (1,024) | $ (365) |

See accompanying notes to consolidated financial statements.

1. **Significant accounting policies:**

(a) Consolidated financial statements:

These consolidated financial statements expressed in Canadian dollars are prepared in accordance with Canadian generally accepted accounting principles. The main differences between United States and Canadian generally accepted accounting principles are described in note 18.

The consolidated financial statements include the accounts of CF Cable TV inc. (the "Company") and all its subsidiaries from the date of acquisition of their control.

(b) Accounting changes:

*Business combinations:*

The Company uses the purchase method to account for all business combinations. Under the purchase method, the purchase price is allocated to the identifiable tangible and intangible assets and liabilities based on their fair values; any excess of the purchase price over the sum of the fair values of the identified tangible and intangible assets and liabilities is an unallocated residual purchase price discrepancy accounted for as goodwill.

Prior to January 1, 2000, consistent with industry practice, the Company allocated the entire purchase price discrepancy to an identified intangible asset called "subscribers and licenses". No amount was allocated to goodwill at the date of acquisition.

Effective January 1, 2000, new accounting standards relating to accounting for income taxes caused the Company to focus more precisely on what intangible assets had been acquired in previous cable television acquisitions, as those new tax accounting standards have different implications for assets classified as goodwill from those classified as an identifiable intangible asset, such as "subscribers and licenses". In addition, proposed new accounting standards for business combinations in Canada and the United States, when adopted, provide further guidance on the characteristics and accounting for goodwill and other intangible assets acquired.

**1. Significant accounting policies (continued):**

(b) Accounting changes (continued):

*Business combinations* (continued):

For the reasons noted in the preceding paragraph, during 2000 the Company re-evaluated the appropriateness of its practice of treating the entire purchase price discrepancy as subscribers and licenses without separate identification of the identifiable intangible assets acquired. In the Company's opinion, an appropriate application of valuation techniques requires measurement of: (i) Subscribers, based on the subscribers in existence at the date of acquisition, the existing service area licensed to the acquired business and the existing services being provided by the acquired business, and (ii) Licenses, based on the cost to apply to the regulator for those licenses. Any remaining unallocated residual purchase price discrepancy is accounted for as goodwill. As a result of this change in valuation method, a large portion of the amounts previously allocated to subscribers and licenses has been retroactively reallocated to goodwill. Since the method and period used to provide for amortization remain the same following this change, the effect on the opening retained earnings of 2000 is nil. Certain assumptions were used to determine the fair value allocated to subscribers, the most sensitive of which included a discount rate applied to future cash flows equivalent to the Company's average cost of capital, projected revenue per existing subscriber based on a historical attrition rate for subscribers disconnecting from cable service, the amount of capital expenditures required to maintain the cable network for delivery of existing service, and an appropriate charge for recovery of the investment in the acquired businesses' net fixed assets. Any change in these assumptions could result in a different fair value allocated to subscribers.

In August 2001, the Accounting Standards Board of the CICA issued new accounting standards for business combinations and for goodwill and intangible assets. These new standards apply to business combinations completed after July 1, 2001 and to accounting for goodwill and other intangible assets effective January 1, 2002. Upon adoption of the new standards, the Company will evaluate its existing intangible assets and goodwill, and make any necessary reclassifications in order to conform with the new criteria for recognizing and measuring intangible assets apart from goodwill. Very little guidance has been provided to date by accounting standard setters, and the criteria in the new standards are difficult to interpret, particularly in the cable industry.

The Company annually reviews the carrying value of goodwill and subscribers and licenses to determine if an impairment has occurred. The Company measures the potential impairment of goodwill and subscribers and licenses by comparing the carrying value to the undiscounted value of expected future operating income before depreciation and amortization. Based on its review in 2001, the Company does not believe that an impairment of the carrying value of goodwill and subscribers and licenses has occurred.

**1. Significant accounting policies (continued):**

(b) Accounting changes (continued):

*Income taxes:*

The Accounting Standards Board issued Section 3465 of the CICA Handbook, Income Taxes. Under the asset and liability method of Section 3465, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities of a change in tax rates are recognized in income in the period that includes the enactment date. Future income tax assets are recognized and if realization is not considered "more likely than not" a valuation allowance is provided.

The Company has adopted the new recommendations of the CICA at the beginning of 2000 and has applied the provisions of Section 3465 retroactively without restating prior years. The cumulative effect of this accounting change for income taxes is reported as a restatement which increased the opening balance of deficit for the current year by $1,033,000 and increased future income tax liabilities by the same amount.

*Employee future benefits:*

In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, Employee Future Benefits. Under Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payments other than pensions, and workers' compensation. The Company previously expensed the cost of postretirement benefits other than pension, which are principally life insurance and cable service, as claims were incurred by the employees and charged by the parent company to the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

The Company has adopted the new recommendations of the CICA at the beginning of 2000 and has applied the provisions of Section 3461 retroactively without restating prior years. The cumulative effect of this accounting change is reported as a restatement which decreased the opening balance of deficit for the current year by $1,065,000, increased future income tax liabilities by $630,000, increased amount payable to parent company by $529,000, and increased deferred pension cost by $2,224,000.

## 1. Significant accounting policies (continued):

(c) Investments:

The investment in the common shares of a company subject to significant influence is accounted for under the equity method, whereas other investments are accounted for at cost. Should a permanent decline in value occur, a write-down would be recorded in the books.

(d) Fixed assets:

Fixed assets are recorded at cost, net of related grants and investment tax credits. Cost includes material, direct labour, certain overhead charges and financial expenses relating to the projects to construct and connect receiving and distribution networks. Expenditures for additions, improvements and replacements are capitalized, whereas expenses for maintenance and repairs are charged to operating and administrative expenses.

Depreciation is calculated using the following depreciation methods and periods or rates:

| Asset | Methods | Period/rate |
|---|---|---|
| Receiving and distribution networks | Straight-line | 3 years to 20 years |
| Furniture and equipment | Declining balance | 20% to 30% |
| | and straight-line | 3 years and 7 years |
| Buildings | Declining balance | 5% |

(e) Goodwill:

Goodwill represents the excess purchase price over the fair value of net assets of acquired businesses. The Company amortizes goodwill using the straight-line method over a period of up to 40 years.

The Company periodically reviews the net recoverable amount of its goodwill to determine its long-term recovery, using the undiscounted future cash flow method. Any impairment of the carrying value of the goodwill is charged to income.

(f) Deferred charges:

Deferred charges are recorded at cost and include development costs related to new specialty services and pre-operating expenditures that are amortized when commercial operations begin using the straight-line method over periods of three to five years as well as long-term financing costs that are amortized over the term of the debt. Foreign exchange losses on translating long-term debt are deferred and amortized over the period to maturity of the related debt. Equipment subsidies incurred in order to expand the Company's customer base are deferred and amortized on a straight-line basis over a three-year period.

## 1. Significant accounting policies (continued):

(g) Revenue recognition:

Initial hook-up revenue is recognized as revenue to the extent of direct selling costs incurred. The remainder, if any, is deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the network. Direct selling costs include commissions, the portion of sales person's compensation for obtaining new subscribers, local advertising targeted for acquisition of new subscribers and cost of processing documents related to new subscribers acquired.

Operating revenue from cable television and other services is recognized when services are provided. When subscribers are invoiced, the portion of unearned revenue is recorded under "Deferred revenue". Amounts cashed for services not provided are recorded under "Prepaid services".

(h) Currency translation:

Foreign currency transactions entered into by the Company are translated using the temporal method. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized on the straight-line basis over the remaining life of the related items.

(i) Derivative financial instruments:

The Company uses various derivative financial instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. These instruments are accounted for on an accrual basis. Realized and unrealized gains and losses on these financial instruments are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

(j) Cash and cash equivalents:

Cash and cash equivalents are comprised of cash and short-term liquid investments maturing within three months from the date of acquisition, less issued and outstanding cheques.

## 1. Significant accounting policies (continued):

(k) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of pension and other employee benefits, the useful life of assets for depreciation, amortization and evaluation of net recoverable amount and provisions for income taxes. Accordingly, actual results could differ from those estimates.

## 2. Employee future benefits:

Vidéotron (Laurentien) ltée, a subsidiary, maintains a defined benefit career average pension plan for certain employees. The plan provides for the payment of benefits based on the number of years of service and career earnings of the employees covered by the plan.

The Company provides post-retirement benefits to eligible employees. The costs of these benefits, which are principally life insurance and cable service, are accounted for during employees' active service period and are accounted for by the parent company and charged to the Company through the share operating expenses agreement (see note 16).

According to the most recent actuarial valuation of the defined benefit pension plan, the projected actuarial value of accrued pension benefits, for accounting purposes, amounted to $5,650,000 and the adjusted market value of assets amounted to $6,422,000.

**2. Employee future benefits (continued):**

The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of plan assets for the years ended December 31, 2001, 2000 and 1999, and a statement of funded status as at these dates:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | Pension benefits | Pension benefits | Pension benefits |
| | (in thousands of dollars) | | |
| Change in benefit obligations: | | | |
| Benefit obligations, beginning of year | $ 5,374 | $ 4,841 | $ 4,841 |
| Restatement (note 1) | – | 181 | – |
| Service costs | 112 | 195 | 192 |
| Interest costs | 547 | 342 | 328 |
| Curtailment gain | (199) | – | – |
| Benefits and settlements paid | (184) | (185) | (520) |
| Benefit obligations, end of year | $ 5,650 | $ 5,374 | $ 4,841 |
| Change in plan assets: | | | |
| Fair value of plan assets, beginning of year | $ 7,720 | $ 7,076 | $ 6,684 |
| Restatement (note 1) | – | 257 | – |
| Actual return on plan assets | (1,163) | 522 | 877 |
| Employer contributions | 49 | 50 | 35 |
| Benefits and settlements paid | (184) | (185) | (520) |
| Fair value of plan assets, end of year | $ 6,422 | $ 7,720 | $ 7,076 |
| Reconciliation of funded status: | | | |
| Excess of fair value of plan assets over benefit obligations, end of year | $ 772 | $ 2,346 | $ 2,235 |
| Unrecognized actuarial loss (gain) | 1,812 | – | (2,235) |
| Net amount recognized in balance sheet as deferred benefit costs | $ 2,584 | $ 2,346 | $ – |

**2. Employee future benefits (continued):**

Components of the net benefit costs (credit) are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | Pension benefits | Pension benefits | Pension benefits |
| | (in thousands of dollars) | | |
| Service costs | $ 112 | $ 195 | $ 192 |
| Interest costs | 547 | 342 | 328 |
| Expected return on plan assets | (649) | (522) | (588) |
| Amortization of actuarial gain | – | (88) | (126) |
| Net benefit costs (credit) | $ 10 | $ (73) | $ (194) |

Amount recognized in the balance sheets is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | Pension benefits | Pension benefits | Pension benefits |
| | (in thousands of dollars) | | |
| Accrued benefit liability | $ (785) | $ (784) | $ (297) |
| Deferred benefit cost | 3,369 | 3,130 | 297 |
| Net amount recognized | $ 2,584 | $ 2,346 | $ – |

The weighted average assumptions used in the measurement of the Company's benefit obligations are as follows for the years ended December 31, 2001, 2000 and 1999.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| Discount rate | 6.5% | 6.5% | 6.75% |
| Expected return on plan assets | 8.0 | 8.0 | 8.0 |
| Rate of compensation increase | 3.2 | 3.2 | 3.2 |

## 3. Depreciation and amortization:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | | (in thousands of dollars) | |
| Fixed assets | $ 19,067 | $ 17,946 | $ 12,851 |
| Deferred charges | 976 | 240 | 150 |
| | $ 20,043 | $ 18,186 | $ 13,001 |

## 4. Financial expenses:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | | (in thousands of dollars) | |
| Third parties | | | |
| Interest: | | | |
| Long-term debt | $ 11,548 | $ 14,930 | $ 33,062 |
| Other | 1,317 | (347) | 205 |
| Amortization of long-term financing expenses | 275 | 788 | 1,247 |
| Amortization of hedging costs | 878 | 1,505 | 4,051 |
| | 14,018 | 16,876 | 38,565 |
| Interest capitalized to fixed assets | (335) | (1,287) | (748) |
| Interest income | (13) | (1) | (803) |
| | 13,670 | 15,588 | 37,014 |
| Ultimate parent company: | | | |
| Interest on advances | – | – | 12 |
| Parent company: | | | |
| Interest on advances | – | (4,890) | 2,113 |
| Interest - others | 11,285 | 11,866 | (375) |
| | 11,285 | 6,976 | 1,738 |
| Companies under common control: | | | |
| Interest on obligations under capital leases | – | 99 | 83 |
| | 11,285 | 7,075 | 1,833 |
| | $ 24,955 | $ 22,663 | $ 38,847 |

**4. Financial expenses (continued):**

Interest paid and interest received from third parties for the year amounted to $12,483,000 and $13,000 respectively (2000 - $20,375,000 and $1,000 respectively; 1999 - $34,538,000 and $803,000 respectively (unaudited)).

Interest paid to affiliated companies for the year amounted to $11,929,000 (2000 - $11,589,000; 1999 - $2,700,000 (unaudited)). Interest received from affiliated companies during the year 2000 amounted to $5,011,000 (unaudited), 1999 - $538,000 (unaudited)).

**5. Other items:**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | | (in thousands of dollars) | |
| Net premium and write-off of financing costs and charges upon early redemption of long-term debt (note 10 (a)) | $ 1,602 | $ 7,865 | $ – |
| Share of the redemption costs of Le Groupe Vidéotron ltée stock options (1) | – | 14,154 | – |
| Reorganization costs | 870 | 5,705 | – |
| Loss (gain) on disposal of investments | – | (50) | 821 |
| Other | (58) | (47) | 85 |
| | $ 2,414 | $ 27,627 | $ 906 |

(1) As of October 23, 2000, Quebecor Media Inc. completed its acquisition of Le Groupe Vidéotron ltée, the ultimate parent company. The Company's share in the redemption costs of Le Groupe Vidéotron ltée stock options amounted to $14,154,000 in 2000 (unaudited).

## 6. Income taxes:

The following schedule reconciles income taxes computed on income before income taxes, share in the income of a company subject to significant influence, non-controlling interest in a subsidiary and amortization of goodwill according to the combined basic income tax rate and the effective income tax rate:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | | (in thousands of dollars) | |
| Income taxes based on the combined Federal and provincial (Quebec) basic income tax rate of 37.16% (2000 - 38.16%; 1999 - 38.27%) | $ 7,215 | $ (4,033) | $ 3,473 |
| Change due to the following items | | | |
| Federal large corporations tax | 720 | 1,307 | 1,028 |
| Non-deductible charges and/or loss deductible at a lower rate or for which the tax benefit was not recorded | 935 | 960 | 962 |
| Changes in enacted tax rate and other | (1,023) | (1,370) | 317 |
| Income taxes based on the effective income tax rate | $ 7,847 | $ (3,136) | $ 5,780 |

Income taxes paid during the year amounted to $1,212,600 (2000 - $851,300; 1999 - $1,178,600 (unaudited)).

# CF CABLE TV INC.

Notes to Consolidated Financial Statements, Continued

Year ended December 31, 2001 (comparative figures for 2000 and 1999 are unaudited)

6. **Income taxes (continued):**

The tax effects of significant items comprising the Company's net future tax liability are as follows:

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Future income tax assets: | | |
| Operating loss carryforwards | $ 20,367 | $ 23,093 |
| Differences between book and tax bases of deferred charges | 1,508 | 543 |
| | 21,875 | 23,636 |
| Future income tax liabilities: | | |
| Differences between book and tax bases of fixed assets | (26,061) | (19,042) |
| Other | (7,647) | (9,300) |
| | (33,708) | 28,342 |
| | (11,833) | (4,706) |
| Less net long-term future tax assets | 3,807 | 3,683 |
| Net long-term tax liability | $ (15,640) | $ (8,389) |

As at December 31, 2001, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of approximately $66,689,000 expiring from 2002 to 2009 for which a future income tax asset of $20,367,000 has been recognized at that date.

7. **Fixed assets:**

| | | | 2001 |
|---|---|---|---|
| | Cost | Accumulated depreciation | Net book value |
| | | (in thousands of dollars) | |
| Receiving and distribution networks | $ 320,196 | $ 132,646 | $ 187,550 |
| Furniture and equipment | 19,407 | 16,449 | 2,958 |
| Buildings | 4,827 | 1,468 | 3,359 |
| Land | 803 | – | 803 |
| | $ 345,233 | $ 150,563 | $ 194,670 |

**7. Fixed assets (continued):**

| | 2000 (Unaudited) | | |
|---|---|---|---|
| | Cost | Accumulated depreciation | Net book value |
| | (in thousands of dollars) | | |
| Receiving and distribution networks | $ 297,668 | $ 114,800 | $ 182,868 |
| Furniture and equipment | 19,762 | 15,569 | 4,193 |
| Buildings | 4,684 | 1,292 | 3,392 |
| Land | 803 | – | 803 |
| | $ 322,917 | $ 131,661 | $ 191,256 |

**8. Goodwill:**

| | 2001 | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book value |
| | (in thousands of dollars) | | |
| Goodwill | $ 196,741 | $ 28,849 | $ 167,892 |

| | 2000 (Unaudited) | | |
|---|---|---|---|
| | Cost | Accumulated amortization | Net book value |
| | (in thousands of dollars) | | |
| Goodwill | $ 196,741 | $ 23,938 | $ 172,803 |

**9. Deferred charges:**

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Long-term financing | $ 1,477 | $ 2,121 |
| Development and pre-operating costs | 767 | – |
| Exchange loss on US denominated long-term debt | 8,480 | 1,678 |
| Employee future benefit costs (note 2) | 3,369 | 3,130 |
| Other | 434 | 529 |
| | $ 14,527 | $ 7,458 |

**10. Long-term debt:**

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Senior Secured First Priority Notes (a) | $ 124,277 | $ 141,964 |
| Mortgage (b) | 51 | 85 |
| Other | – | 20 |
| | $ 124,328 | $ 142,069 |

(a) Senior Secured First Priority Notes:

Senior Secured First Priority Notes having a par value of US$77,800,000 (2000 - US$94,675,000 (unaudited)), bear interest at the rate of 9.125% and mature in 2007. The Notes are redeemable at the option of the Company on or after July 15, 2005 at 100% of the principal amount. On March 20, 2001, the Company called US$16,875,000 of these Notes. As a result of this call, a premium of $263,000 was paid and deferred financial expenses of $1,339,000 were written off the books. These Notes are secured by first-ranking hypothecs on substantially all of the assets of CF Cable TV Inc. and certain of its subsidiaries.

**10. Long-term debt (continued):**

(b) Mortgage:

The mortgage bears interest at a rate of 11% and matures in 2003.

Minimum principal repayments on long-term debt in each of the five years are as follows:

| | | |
|---|---|---|
| 2002 | $ | 29 |
| 2003 | | 22 |
| 2004 | | – |
| 2005 | | – |
| 2006 | | – |

**11. Due to parent company:**

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Inter-company Deeply Subordinated Debt | $ 25,969 | $ 25,969 |

The repayment of capital and interest on the inter-company subordinated debt is subordinated to the repayment of the Senior Secured First Priority Notes maturing in 2007, as mentioned in note 10. During 2000, the Company reversed the 1999 and 1998 interest expenses totaling $4,343,000, of which $2,251,000 had been capitalized to the debt, to give effect to the interest waiver agreement signed in 1997.

**12. Amounts payable to affiliated companies:**

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Vidéotron ltée | $ – | $ 206,598 |
| Le Groupe Vidéotron ltée | 22 | 4 |
| Other | 892 | 1,858 |
| | $ 914 | $ 208,460 |

**13. Share capital:**

Authorized:

100,000,000 preferred shares, without par value, ranking prior to the common shares with regard to payment of dividends and repayment of capital, without voting rights, carrying a fixed annual cumulative preferred dividend at a rate equal to the prime rate of the lead banker of the Company plus 2.25% and redeemable

100,000,000 common shares, without par value, with voting rights and participating

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Issued and paid up: | | |
| 5,000,230 common shares (2000 - 5,000,000) | $ 235,000 | $ 5,000 |

In August 2001, the Company issued 230 common shares to its parent company for a cash consideration of $230,000,000.

**14. Net change in non-cash operating items:**

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | (in thousands of dollars) | | |
| Accounts receivable | $ 283 | $ 1,511 | $ 3,271 |
| Income taxes | (578) | 1,450 | 1,592 |
| Amounts receivable from affiliated companies | 2,028 | 11,064 | (12,609) |
| Prepaid expenses and other current assets | 776 | 55 | (361) |
| Accounts payable | (2,034) | (5,993) | 926 |
| Amounts due to affiliated companies | (214) | (193) | (3,014) |
| Deferred revenue and prepaid services | (1,143) | (361) | 3,215 |
| | $ (882) | $ 7,533 | $ (6,980) |

**15. Financial instruments:**

(a) Fair values:

The carrying amount of cash, accounts receivable, issued and outstanding cheques and accounts payable and accrued liabilities approximates their fair value as these items will be realized or paid within one year.

**15. Financial instruments (continued):**

(a) Fair values (continued):

As at December 31, the estimated fair values of long-term debt and derivative financial instruments are as follows:

| | 2001 | | 2000 (Unaudited) | |
|---|---|---|---|---|
| | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| Financial liabilities | | | | |
| Long-term debt: | | | | |
| Senior Secured First Priority Notes | $ 124,277 | $ 134,219 | $ 141,964 | $ 155,452 |
| Mortgage | 51 | 51 | 85 | 85 |
| Other | – | – | 20 | 20 |
| Inter-company Deeply Subordinated Debt due to parent company | 25,969 | 25,969 | 25,969 | 25,969 |

The fair value estimates are based on market quotes, when available, or on rates that the Company could obtain for instruments having the same characteristics. These estimates are subjective in nature and involve uncertainties and matters of professional judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(b) Other disclosures:

(i) The credit risk of the financial instruments arises from the possibility that the counterparties to the agreements or contracts may default on their obligations under the agreements. In order to minimize this risk, the Company's general policy is to deal only with counterparties with a Standard & Poor's rating (or the equivalent) of at least A.

(ii) The Company is exposed to a credit risk towards its customers. However, credit risk concentration is minimized because of the large number of customers.

**16. Related party transactions:**

The Company and the parent company have entered into an agreement by virtue of which most of the operating expenses will be grouped, paid by Vidéotron ltée and re-billed to the Company on a prorata basis, based on the number of subscribers. During 2001, an amount of $31,520,000 was billed under the agreement (2000 - $60,073,000; 1999 - $52,588,000 (unaudited)), of which $21,913,000 (2000 - $32,409,000; 1999 - $29,907,000 (unaudited)) was charged to operating expenses and $9,607,000 (2000 - $27,664,000; 1999 - $22,681,000 (unaudited)) was capitalized to fixed assets.

In addition to the operations disclosed elsewhere in these financial statements, the Company entered into the following transactions with affiliated companies. These transactions have been recorded at the exchange value, which is the amount established and agreed to by the related parties:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| | | (Unaudited) | (Unaudited) |
| | | (in thousands of dollars) | |
| Le Groupe Vidéotron ltée: | | | |
| Operating and administrative expenses | $ 1,243 | $ 2,639 | $ 2,241 |
| Disposal of investments | – | 550 | – |
| Reorganization costs | 187 | 2,891 | – |
| Vidéotron ltée: | | | |
| Operating and administrative expenses | 1,823 | 1,847 | – |
| Reorganization costs | – | 1,654 | – |
| Acquisition of fixed assets | 1,681 | – | – |
| Transfer of deferred charges | 772 | – | – |
| Companies under common control: | | | |
| Operating revenue | 348 | 357 | 364 |
| Direct costs | 1,638 | 1,678 | 1,566 |
| Operating and administrative expenses | 696 | 744 | 910 |
| Disposal of fixed assets | – | 7,060 | 548 |
| Acquisition of fixed assets | – | – | 370 |
| Transfer of deferred charges | – | 267 | – |
| Operating and administrative expenses recovered | 2,643 | 551 | – |

## 17. Contingencies:

Actions for libel amounting to nearly $200,000,000 were launched against the Company, the ultimate parent company, Le Groupe Vidéotron ltée, as well as CF-12 Inc., a company under common control sold in November 1997. The Company believes these actions to be unfounded. It is not possible to anticipate the outcome of this case, as the date of a potential trial has not yet been determined.

In the normal course of business, the Company is party to various claims and lawsuits. Even though the outcome of these various pending cases as at December 31, 2001 cannot be determined with certainty, the Company believes that their outcome will not have a material adverse impact on its financial position or operating results.

## 18. Generally accepted accounting principles in the United States:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which conform in all material respects with generally accepted accounting principles in the United States (U.S. GAAP), except as set forth below:

### (1) Adjustments to net income:

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Net income (loss) for the year based on Canadian GAAP | $ 6,857 | $ (12,271) |
| Capitalization of hook-up costs, net of amortization (a) | (356) | (591) |
| Development and pre-operating costs (b) | (764) | (437) |
| Deferred foreign exchange loss on long-term monetary items (c) | (6,802) | (1,678) |
| Interest expenses (e) | (1,993) | (7,471) |
| Cumulative effect of accounting change for employee future benefits (f) | – | 1,695 |
| Income taxes (g) | (197) | (339) |
| Net loss and comprehensive net loss for the year based on U.S.GAAP | $ (3,255) | $ (21,092) |

**18. Generally accepted accounting principles in the United States (continued):**

**(2) Adjustments to shareholder's equity (deficiency):**

| | 2001 | 2000 |
|---|---|---|
| | | (Unaudited) |
| | (in thousands of dollars) | |
| Shareholder's equity (deficiency) based on Canadian GAAP | $ 189,962 | $ (46,895) |
| Capitalization of hook-up costs, net of amortization (a) | (9,033) | (8,677) |
| Development and pre-operating costs (b) | (1,201) | (437) |
| Deferred foreign exchange loss on long-term monetary item (c) | (8,480) | (1,678) |
| Amortization of goodwill (d) | (4,480) | (4,480) |
| Income taxes (g) | 3,188 | 3,385 |
| Shareholder's equity (deficiency) based on U.S. GAAP | $ 169,956 | $ (58,782) |

(a) Capitalization of hook-up costs, net of amortization:

Under Canadian GAAP, the cost of disconnecting and reconnecting subscribers which include material, direct labour and certain overhead charges are capitalized and depreciated over a four-year period on a straight-line basis. Under U.S. GAAP, these costs are expensed as incurred.

(b) Development and pre-operating costs:

Under Canadian GAAP, certain development and pre-operating costs, which satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, most development costs are expensed as incurred.

(c) Deferred foreign exchange loss on long-term monetary items:

Under Canadian GAAP, gains or losses arising from translations of foreign currency denominated long-term monetary items that have a fixed or ascertainable life are deferred and amortized over the remaining life of these monetary items. Under U.S. GAAP, these gains or losses would have been included in the determination of net income of the current period.

## 18. Generally accepted accounting principles in the United States (continued):

### (2) Balance sheet adjustments (continued):

(d) Goodwill:

Effective October 31, 1970, U.S. GAAP require the determination of the fair market value of all intangible assets acquired and that the amount so determined be amortized over a period not exceeding 40 years. Under Canadian GAAP, prior to November 30, 1990, there was no requirement to amortize intangible assets, which were considered to have an indefinite life.

Effective for fiscal periods beginning after December 1, 1990, Canadian GAAP require that all intangible assets be amortized. As a result, commencing September 1, 1991, the Company amortized the acquisition cost of "Goodwill" using the straight-line method, over a period of 40 years.

(e) Interest expenses:

For U.S. GAAP reporting purposes only, the interest waived on the inter-company subordinated debt is recognized as interest expense and a contribution to equity.

(f) Changes in accounting policies:

As it is permitted in certain circumstances under Canadian GAAP, a change in an accounting policy may be applied prospectively. Under United States GAAP, the cumulative effect on prior years of the change in accounting policy must be recognized in the results of the year of the change.

(g) Income taxes:

Prior to fiscal 2001, under Canadian GAAP, income taxes were provided for under the deferral method whereas, under U.S. GAAP, income taxes are provided for under the liability method (see note 1).

Giving effect to the new accounting in 2001, under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates, whereas under U.S. GAAP, future income tax assets and liabilities are only measured using enacted tax rates.

Included in the caption "Income taxes", is the tax effect of various adjustments where appropriate and the impact of the measurement of income taxes using substantively enacted rate changes that would not have been recorded under U.S. GAAP.

**18. Generally accepted accounting principles in the United States (continued):**

**(3) Supplementary disclosures:**

(a) Presentation of amortization of goodwill:

Under Canadian GAAP, amortization of goodwill is allowed to be excluded from the calculation of operating income and presented immediately before net income. Under U.S. GAAP, amortization and write-downs of goodwill are included in the computation of operating income and are presented as an operating expense.

(b) Presentation of reorganization costs recorded under "other items":

GAAP in the United States require that reorganization costs be included in the determination of operating income and do not permit the disclosure of a subtotal of the amount of operating income before these reorganization costs.

(c) Presentation of operating income before depreciation and amortization:

GAAP in the United States do not permit the disclosure of a subtotal of the amount of operating income before depreciation and amortization.

**19. Summarized financial information:**

In lieu of providing separate financial statements of the guarantors of the Notes referred to in note 10 (a), set forth below is a summary of financial information as at and for the year ended December 31, 2001 for (i) the Company (carrying its investments in the subsidiaries at cost), (ii) the guarantor subsidiaries of the Company on a combined consolidated basis, and (iii) the Company on a consolidated basis.

Assets and liabilities have been adjusted to reflect the push-down of the investment cost of the Company into its subsidiaries.

Consequently, at subsidiary level:

(i) Goodwill's carrying value was increased by $42,984,000 (net of accumulated amortization of $10,062,000) and amortization increased by $1,332,000.

(ii) Amounts payable to the Company totaling $13,858,000 were eliminated.

(iii) Shareholder's equity of $322,054,000 was eliminated.

(iv) Investments in subsidiaries at cost of $111,269,000 were eliminated.

At the parent company level:

(i) Investments in subsidiaries at cost of $263,831,000 were eliminated.

(ii) Amounts receivable from subsidiaries totaling $13,858,000 were eliminated.

## 19. Summarized financial information (continued):

| | CF Cable TV Inc. | | |
|---|---|---|---|
| | Non-consolidated | Guarantors | Consolidated |
| | (in thousands of dollars) | | |
| Balance sheet data: | | | |
| Current assets | $ 12,834 | $ 5,147 | $ 17,981 |
| Long-term assets | 117,902 | 263,206 | 381,108 |
| Current liabilities | 24,961 | 16,344 | 41,305 |
| Long-term liabilities | 159,283 | 8,539 | 167,822 |
| Statement of income data: | | | |
| Operating revenue | 92,388 | 75,856 | 168,244 |
| Operating income before depreciation and amortization | 35,559 | 31,269 | 66,828 |
| Income before income taxes, share in the income of a company subject to significant influence and non-controlling interest in a subsidiary | 13,371 | 1,134 | 14,505 |
| Income (loss) for the period based on Canadian GAAP | 7,730 | (873) | 6,657 |
| Loss for the period based on U.S. GAAP | (1,770) | (1,485) | (3,255) |

Based on the above-mentioned assumptions, non-consolidated shareholder's equity of the Company amounts to $218,284,000 and $201,696,000 under Canadian GAAP and U.S. GAAP, respectively. Shareholder's deficiency of the guarantors' subsidiaries, on a combined basis, amounts to $28,322,000 and $31,740,000 under Canadian GAAP and U.S. GAAP, respectively. Note 18 provides the adjustments required to reconcile Canadian GAAP to U.S. GAAP, on a consolidated basis.


CF
Cable TV Inc.

# *Financial Information*

**for the year ended December 31, 2001**

***May 2002***

# Highlights

## Years ended December 31

## FINANCIAL HIGHLIGHTS

| (in thousands of dollars) | 2001 | 2000 | Change |
|---|---|---|---|
| Operating revenue | $ 168 244 | $ 165 762 | 1,50 % |
| Operating Income before depreciation and amortization | 66 828 | 57 907 | 15,41 % |
| Net income (loss) | 6 857 | (12 271) | – % |
| Cash flows from operations | 41 196 | 12 820 | 221,34 % |

## OPERATIONAL HIGHLIGHTS

| Subscribers | 2001 | 2000 |
|---|---|---|
| **Basic Cable** | | |
| Basic Subscribers [1] | 446 209 | 460 679 |
| Home passed [2] | 654 527 | 651 160 |
| % Penetration [3] | 68,2 % | 70,7 % |
| Basic Subscribers - Residential [4] | 392 604 | 408 303 |
| Extended Basic Tier - Residential Subscribers | 318 097 | 336 126 |
| % Penetration - Residential Basic Subscribers | 81,0 % | 82,3 % |
| **Digital Cable** | | |
| Digital Subscribers | 24 008 | 14 821 |
| % Penetration [5] | 5,4 % | 3,2 % |
| Number of digital terminals | 25 533 | 15 785 |

(1) Basic subscribers are subscribers who received basic cable service and includes analog and digital basic subscribers.

(2) Homes passed are number of living units, such as residence homes, apartments and condominium units, passed by the cable television distribution network in a given cable system service area to which we offer the named service.

(3) Represents subscribers as a percentage of homes passed.

(4) Residential basic subscribers are residential subscribers who received basic cable service and includes analog and digital basic subscribers.

(5) Represents digital subscribers as a percentage of basic subscribers.

# Management Discussion and Analysis

## Business Overview

Year 2000 was marked by the acquisition of Le Groupe Videotron Ltée by Quebecor Media Inc. on October 23, 2000. This transaction was laying the foundations of convergence and synergies among all operations and entities of Quebecor Group. Favorable impacts are already reflecting in the Company financial results and will foster in the coming years.

In 2001, CF Cable continued to take the necessary measures to strengthen its position in its cable television franchises. These measures were essentially focused on improving quality and providing new services to its valuable consumers.

## Operating Results

*Operating revenue* for fiscal 2001 totalled $168,244,000, compared to $165,762,000 in 2000, an increase of $2,482,000 or 1.5 %. This slight increase in operating revenue is mainly attributable to the introduction of new channel and a rate increase of $0.99 in January 2001, however partly offset by a reduction in the number of subscribers largely attributable to fierce competition from direct broadcast satellites (DBS).

*Direct costs* were $47,111,000 in 2001 compared to $44,972,000 in 2000. The increase of $2,139,000, or 4.7 %, is mainly attributable to the raise of the monthly programming fees from certain service providers.

*Operating and administrative expenses* for fiscal 2001 totalled $54,305,000, compared to $62,883,000 in 2000, a decrease of $8,578,000 or 13.6 %. This favorable change is mainly attributable to savings of $2,016,000 related to a decrease in applicable municipal real estate tax rate, the increasing costs recovery of $2,090,000 from an affiliated company for its increasing use of the Company's cable networks to offer to a greater number of subscribers high-speed Internet access, a tax recovery of $591,000, and the effect of the Company reorganization plan and management cost control effort .

*Operating income from operations before depreciation and amortization* (EBITDA) increased to $66,828,000 in 2001 compared to $57,907,000 in 2000. This increase of $8,921,000, or 15.4 %, is mainly attributable to the decrease in operating expenses.

*Depreciation and amortization* (excluding amortization of goodwill) was $20,043,000 in 2001, compared to $18,186,000 in 2000, an increase of $1,857,000 or 10.2 %. This increase is mainly due to network upgrades costs.

*Financial expenses* were $24,955,000 in 2001, compared to $22,663,000 in 2000. This increase of $2,292,000 or 10.1 % is mainly due to the cancellation of the 1999 and 1998 over accrued interest expenses in the 2000 results.

In 2001, the Company recorded costs of $2,414,000 under the heading *Other items*. This amount comprised a non-recurring charge of $1,602,000 for the write-off of financing charges and related expenses due to early redemption of Senior Secured First Priority Notes of US$16,875,000, and reorganization costs of $870,000. The reduction in Other items from 2000 to 2001 amounted to $25,213,000. The change results mainly from write-off of financing charges and related expenses of $7,865,000 for the redemption of the balance of Senior Secured Second Priority Notes of US$84,110,000, the redemption costs of $14,154,000 from Le Groupe Videotron ltee stock options, and reorganization costs of $5,705,000 mainly for severance pay.

In 2001, CF Cable recorded a net income of $6,857,000, compared to a net loss of $12,271,000 in 2000. Excluding the other items and related income taxes, the Company's net income would have been $8,962,000 in 2001, compared to $3,990,000 in 2000.

## Consolidated Balance Sheet

Fixed assets increased to $194,670,0000 as at December 31, 2001 compared to $191,256,0000 in 2000, an increase of $3,414,000 or 1.8 %. The total consolidated assets reach $399,089,000 at year-end compared to $385,431,000 in 2000, an increase of $13,658,000 or 3.5 %, explained mainly by increased receivables from affiliated companies by $8,582,000 and differed charges of $7,069,000 resulting from exchange loss on US denominated long-term debt.

Long-term debt totalled $124,328,000 in 2001 compared to $142,069,000 in 2000, a decrease of $17,741,000 or 12.5 % resulting mainly from the early redemption of US$16,875,000 of debt financed by advances from the parent company. In August 2001, advances from the parent company were repaid entirely using the $230,000,000 proceed from the issuance of 230 common shares to its parent company. Consolidated liabilities decreased by $223,199,000 to reach $209,127,000 as at December 31, 2001, compared to $432,326,000 in 2000. Shareholder's equity increased by $236,857,000 from a deficiency in shareholder's equity of $46,895,000 in 2000, to a shareholder's equity of $189,962,000 at year-end 2001.

## Liquidity and Capital Ressources

Cash flows from operations during fiscal 2001 were $41,196,000, compared to $12,820,000 in 2000, an increase of $28,376,000 mainly attributable to the redemption costs of Le Groupe Videotron ltee stock options and the reorganization costs totalling $19,859,000 incurred in 2000. Including the net change in non-cash operating items, cash flows from operating activities totalled $40,314,000 in 2001 compared to $20,353,000 in 2000.

Investing activities resulted in cash outflows of $24,071,000 in 2001, compared to $36,278,000 in 2000. This reduction is mainly attributable to the completion of the network upgrades program in 2000, partly off-set by a decrease of $6,997,000 in proceeds on disposal of fixed assets.

Financing activities resulted in cash outflows of $15,7188,000 in 2001 compared to cash inflows of $15,266,000 in 2000. In 2001, the Company proceeded with a US$16,875,000 early redemption of its Senior Secured First Priority Notes, and issued 230 common shares for a cash consideration of $230,000,000, which proceed was used to repay advances to the parent company obtained in 2000. These advances were used in 2000 for the redemption of the balance of its Senior Secured Priority Notes of US$84,110,000 and the repayment of its bank facilities obtained in 1999 ($54,428,000).

## Future Outlook

Competition in cable television from direct broadcast satellite (DBS) and from multipoint distribution system (MDS) services have fostered respectively since 1997 and 1999. CF Cable responded to this competition by offering digital distribution for its services, more choice to consumers, and bundling of certain services.

With the completion in 2000 of its network upgrade program started in 1995, the Company has deployed bidirectional capability, adding fibre optic cable and increased bandwidth to 750 MHz. These strategic upgrades have increased the network capacity and allowed a wider span of services offering from digital to high definition TV (HDTV), video on demand (VOD), and high speed internet to bring the Company ahead of the competition in terms of technology and local market innovation. Some of the Company's services are offered by other entities of Quebecor Media Group. The Company management is confident that it will succeed to maintain and increase subscribers through its leading hedge digital services.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CF CABLE TV INC.**



By: Claudine Tremblay
Assistant Secretary

Date: May 21, 2002